SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
                 15(d) of the Securities Exchange Act of 1934.

                           Commission File No. 1-13098

                                Case Corporation
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             (Exact name of registrant as specified in its charter)

                                700 State Street
                             Racine, Wisconsin 53404
                                 (414) 636-6011
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               (Address, including zip code, and telephone number,
                     including area code, of registrant's
                          principal executive offices)

                          Common Stock, par value $0.01
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                              7 1/4% Notes due 2016
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         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)         [X]            Rule 12h-3(b)(1)(ii)         [ ]
Rule 12g-4(a)(1)(ii)        [ ]            Rule 12h-3(b)(2)(i)          [ ]
Rule 12g-4(a)(2)(i)         [ ]            Rule 12h-3(b)(2)(ii)         [ ]
Rule 12g-4(a)(2)(ii)        [ ]            Rule 15d-6                   [ ]
Rule 12h-3(b)(1)(i)         [X]

Approximate number of holders of record as of the certificate or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Firstar Corporation, as successor by merger to the registrant, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 12, 1999                 By: /s/ Kevin J. Hallagan
                                            ---------------------
                                            Name:  Kevin J. Hallagan
                                            Title: Associate General Counsel and
                                            Assistant Secretary